UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Spotify Technology S.A.
(Name of Issuer)
Ordinary Shares, nominal value of €0.000625 per share
(Title of Class of Securities)
L8681T102
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	L8681T102
1.	Names of Reporting Persons. Image Frame Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power None[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 9,076,240
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,076,240
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.9%[2]
12.	Type of Reporting Person (See Instructions) CO

1	Pursuant to an investor agreement entered into by and among Spotify Technology S.A., Image Frame Investment (HK) Limited and certain other parties thereto dated December 15, 2017 (the “Tencent Investor Agreement”), Mr. Daniel Ek, the chief executive officer and chairman of the Issuer, exercises voting power over the Ordinary Shares held of record by Image Frame Investment (HK) Limited through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
2	See Item 4. As shown from the percentage of class, Image Frame Investment (HK) Limited has ceased to be a beneficial owner of more than five percent of the referenced class of shares. The filing of this Amendment No. 1 constitutes an exit filing for Image Frame Investment (HK) Limited.

CUSIP No.	L8681T102
1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power None[3]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 16,631,969[4]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,631,969
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.1%[5]
12.	Type of Reporting Person (See Instructions) CO

3	Pursuant to the Tencent Investor Agreement, Mr. Daniel Ek, chief executive officer and chairman of the Issuer, exercises voting power over the Ordinary Shares held of record by each of Image Frame Investment (HK) Limited (a wholly-owned subsidiary of Tencent Holdings Limited), Tencent Mobility Limited (a wholly-owned subsidiary of Tencent Holdings Limited), Tencent Music Entertainment Hong Kong Limited (a company controlled by Tencent Holdings Limited) and Distribution Pool Limited (an entity wholly owned by Tencent Holdings Limited) through his indirect ownership of D.G.E. Investments, which holds an irrevocable proxy with regard to these ordinary shares.
4	Represents the sum of (i) 9,076,240 Ordinary Shares held of record by Image Frame Investment (HK) Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 3,227,920 Ordinary Shares held of record by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (iii) 4,276,200 Ordinary Shares held of record by Tencent Music Entertainment Hong Kong Limited, an entity controlled by Tencent Holdings Limited; and (iv) 51,609 Ordinary Shares held of record by Distribution Pool Limited, an entity wholly owned by Tencent Holdings Limited. The 51,609 Ordinary Shares held by Distribution Pool Limited were received in connection with a distribution in kind of Ordinary Shares in 2019 by a fund in which an affiliate of Distribution Pool Limited is a limited partner.
5	See Item 4.

Item 1(a).	Name of Issuer:

Spotify Technology S.A.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

Item 2(a).	Name of Person Filing:

Image Frame Investment (HK) Limited
Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Image Frame Investment (HK) Limited and Tencent Holdings Limited:

29/F., Three Pacific Place
No. 1 Queen’s Road East
Wanchai, Hong Kong

Item 2(c).	Citizenship:

Image Frame Investment (HK) Limited – Hong Kong
Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Ordinary Shares, nominal value of €0.000625 per share

Item 2(e).	CUSIP Number:

L8681T102.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class is determined based on 183,721,061 Ordinary Shares outstanding as of November 25, 2019 as reported by the Issuer in its Form 6-K dated December 3, 2019.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

As shown from the percentage of class calculated herein, Image Frame Investment (HK) Limited has ceased to be a beneficial owner of more than five percent of the referenced class of shares. The filing of this Amendment No. 1 constitutes an exit filing for Image Frame Investment (HK) Limited.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Image Frame Investment (HK) Limited, Tencent Mobility Limited, Tencent Music Entertainment Hong Kong Limited and Distribution Pool Limited beneficially own 9,076,240 Ordinary Shares, 3,227,920 Ordinry Shares, 4,276,200 Ordinary Shares, and 51,609 Ordinary Shares, respectively. Each of Image Frame Investment (HK) Limitd, Tencent Mobility Limited and Distribution Pool Limited is wholly-owned by Tencent Holdings Limited. Tencent Music Entertainment Hong Kong Limited is an entity controlled by Tencent Holdings Limited.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

IMAGE FRAME INVESTMENT (HK) LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Date: February 10, 2020

IMAGE FRAME INVESTMENT (HK) LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director